Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 4 DATED SEPTEMBER 20, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to modify the Offering Circular to reflect the departure of Ryan Sakamoto as a key executive of our Manager and the addition of Megan Goodfellow as Chief Credit Officer of the Manager, and to correct information in Supplement No. 2, dated August, 24, 2016.

Departure of General Counsel and Secretary of the Manager

As of September 20, 2016, Ryan Sakamoto departed from his role as General Counsel and Secretary of our Manager and is no longer an employee of our Manager, Realty Mogul, Co., or any of their affiliates.  As a result, all references to Ryan Sakamoto are removed from the Offering Circular.

Addition of Megan Goodfellow as Chief Credit Officer of the Manager

As of September 1, 2016, Megan Goodfellow is the Chief Credit Officer of the Manager.  As a result, the “Management”—“Executive Officers of our Manager” section of the Offering Circular is revised to reflect her addition.

Name	Age	Position

Megan Goodfellow	57	Chief Credit Officer

Megan Goodfellow serves as our Chief Credit Officer.  Since January 2015, Ms. Goodfellow has served as the Chief Credit Officer of Realty Mogul, Co.  Ms. Goodfellow has worked in institutional finance for over three decades.  From June 2007 to January 2015, Ms. Goodfellow served as the Director of Affordable Housing Special Asset Management at Centerline Capital Group, a provider of real estate mortgage services that was acquired by The Hunt Companies in December 2015, where she was responsible for overseeing more than 50 properties and the restructuring of troubled assets.  Ms. Goodfellow served as the Chief Underwriter and Credit Officer of the CMBS group of JP Morgan Chase from May 1998 to January 2006, where she oversaw five regional offices and 30 underwriters responsible for the underwriting and closing of conduit and balance sheet loans.  Earlier in her career, Ms. Goodfellow worked in the investment group for American General Corporation, holding various positions involving real estate and mortgage portfolios, and for Fidelity Investments, where she focused on real estate development and investments.  Ms. Goodfellow is a Chartered Financial Analyst (CFA).  Ms. Goodfellow has a Bachelor of Arts degree from St. Bonaventure University and a Masters of Business Administration degree from the University of Houston.

In addition, the “Principal Shareholders” section of the Offering Circular is revised to reflect her addition.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of All Shares

Megan Goodfellow	0	0

Capital Structure of Synchrony Financial

In addition, the August 24, 2016 supplement stated, with respect to the Company’s “Acquisition of Synchrony Preferred Equity,” that Envision financed the acquisition of the property leased to Synchrony Financial by, among other things, issuing $1,850,000 in common equity.  Envision, however, issued $1,950,454 (rather than $1,850,000) in common equity.